

May 24, 2013

Via E-mail
Brian Storms, CEO
Liquid Holdings Group, LLC
800 Third Avenue, 39th Floor
New York, NY 10022

> **Re:** **Liquid Holdings Group, LLC**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed May 13, 2013**
> **File No. 333-187859**

Dear Mr. Storms:

We have reviewed your amended registration statement and have the following comments. Except where otherwise noted, references to prior comments are to those in our letter dated May 3, 2013.

Amendment No 1 to the Registration Statement on Form S-1 filed on May 13, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 55

1. Revise your disclosure to include a comparison of the number of customers and units as of December 31, 2012 in addition to your presentation of the March 31, 2013 metrics. In addition, disclose the number of customers and units that are from related parties.

Critical Accounting Policies

Share Based Compensation, page 69

2. Refer to the portion of your response to prior comment 5 in which you describe the arm's length transaction that took place on January 10, 2012. In your filing you describe a sale of common stock for $4.3 million as having been "consummated through LTI, LLC." It appears that these investors acquired Class B interests in LTI, LLC and not the company. Please explain why you believe that this is a capital contribution to the company on January 10, 2012 when you did not acquire LTI, LLC until September 30, 2012.

3. We note your responses to prior comments 5 through 7. Please explain why each of these transactions were solely used to establish fair value without being subject to any

weighting. We refer you to ASC 820-10-35-54J(b). Tell us how you considered the volume of each transaction, the stage of your formation, noncash exchanges, and relationships with the investors when determining how much weight to place on these transactions. With regard to the April 24, 2012 contribution of $12.5 million by Mr. Von Allmen, please tell us what consideration was given to Mr. Von Allmen's involvement with the company's Founders and Centurion, prior to this investment. In this regard, this investment was made following the acquisition of Centurion, in which Mr. Von Allmen, through the conversion of his promissory note, appears to have been the controlling member as of December 13, 2011, just prior to the company's acquisition of Centurion on December 30, 2011. The promissory note, as we understand it, had been issued to Mr. Von Allmen to satisfy amounts he had invested with two of your Founders' broker-dealer operations. In addition, indicate whether valuation reports conducted supported these fair values. Describe the methodology used in those valuation reports.

4. As a reminder, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation

Organization, page F-11

5. Please clarify why Appendix A included in your letter dated April 11, 2013 shows no "ownership percentages in LHG, LLC before transaction" for each business acquired. Please indicate the ownership interest in LHG, LLC before each transaction for each shareholder. For example, indicate Mr. Robert Keller's ownership percentage in LHG, LLC before the transaction to acquire Liquid Trading Institutional, LLC.

Note 3 – Fair Value Measurements Level 3 Fair Value Measurements Using Significant Unobservable Inputs, page F-21

6. We are considering your response to prior comment 16. Please tell us when GMA developed the software and explain why no such expenses are reflected on GMA's financial statements. If the software was developed several years ago, explain how you considered whether portions of the codes might be obsolete. Please clarify whether all 24 of your customers as of March 31, 2013 are using the GMA software and tell us how you

have measured its increased market acceptance.   Revise your critical accounting policy to describe in greater detail your use of the replacement cost method to assign a fair value to the acquired intangible assets. Provide some background regarding when the software was developed and whether the software was commercially used. In this regard, your discussion should also explain why you used the replacement cost method instead of an income approach for an asset that has been in existence for some time. Clearly disclose key assumptions and the impact on the fair value if any of those assumptions were to change.

7. We note that management believes that the expected cash flows from the asset group that includes the GMA software will exceed carrying value. Please tell us the carrying value of the asset group and identify its various components. We note that during the approximately four months ended December 31, 2012 the GMA asset generated approximately $667,000 in revenue, consistent with your projections. Describe your assumptions that support the carrying value of this asset since at the current revenue rate it appears that the cost will not be recovered. We refer you to ASC 360-10-35-17. Clearly describe your basis for projecting a significant growth in cash flows. Revise your critical accounting policy to describe in greater detail your impairment assessment and clearly indicate that if cash flows are not as expected that an impairment charge is reasonably likely. In this regard, you should clearly indicate that you are projecting significant revenue growth to support the recoverability of the asset. In addition, this disclosure should clearly describe the negative events that might cause a change in assumptions that could result in impairment.

Note 5 – Founders' Contributions, Business Combinations and Asset Acquisitions

Founders Contributions, page F-23

8. We are considering your response to prior comment 12. Tell us how you considered whether Messrs. Ferdinand, Schaeffer, Keller and Von Allmen should be deemed promoters, as defined by Rule 405 of the Securities Act. In this regard, it appears that these individuals, and entities controlled by them, acted in conjunction with one another to found and organize the company.

LTI, LLC, page F-32

9. Please provide your analysis in support of your conclusion that the acquisition of LTI, LLC constituted a business combination. In this regard, demonstrate how you determined that LTI, LLC was a business, as defined in ASC 805-10-20.

10. Following your acquisition of LTI, LLC you determined that the Founders would not repay $2,984,713 of the receivables that had been included in the identifiable assets of LTI. As a result, it appears that the substance of this transaction was an exchange of

equity instruments, valued by you at approximately $5.1 million, in return for $20,820 in cash; approximately $600,000 in affiliate receivables and a business that had "no revenues, expenses or earnings" prior to its acquisition (refer to page 47). Further, we note that the Class A members of LTI agreed to "receive no equity" in this transaction.

- Tell us what consideration was given to whether goodwill recorded in this transaction in September had been impaired in the following month;
- Tell us why the Class A members agreed to accept none of your equity interests in the transaction;
- Confirm, if true, that the Class A members are also Founders or entities controlled by your Founders.

Liquid Predecessor Companies

Combined Statements of Operations, page F-50

11. Please revise the column labeled "Period ended December 31, 2011" to define what "period" is being presented. Likewise, revise your presentation in the Combined Statements of Cash Flows and obtain a Report of Independent Registered Public Accounting Firm that also defines what "period" ended December 31, 2011 was audited. Ensure that corresponding revisions are made elsewhere in your filing, e.g., Selected Historical Consolidated Financial Data.

Notes to Combined Financial Statements

Note 11, page F-70

12. Revise to disclose that $620,000 of the initial owner's contribution of $620,100 were proceeds from an advance to Mr. Ferdinand from LTI, LLC. Refer to page F-105. Ensure that similar disclosures are added, where appropriate in your filing, to disclose all advances from LTI, LLC that were advanced for the purpose of making an initial capital contribution.

Green Mountain Analytics

Unaudited Condensed Statements of Operations, page F-135

13. Revise, as appropriate, to identify revenue and expenses arising from transactions with related parties and to include the amount of revenue generated from related parties for the interim periods in 2012 and 2011.

Recent Sales of Unregistered Securities

Other Common Unit Issuances, page II-3

14. It appears that you paid a finder's fee to Centurion Consulting Partners LP in connection with your July 20, 2012 sale of securities to an entity controlled by Douglas J. Von Allmen. Please revise this section to identify the finder and disclose the fee paid. Refer to Item 701 of Regulation S-K. Also, in your response letter, describe the business conducted by Centurion Consulting Partners LP and advise us of the extent to which it has received compensation in connection with the sales of securities during the past two years.

Exhibits

15. Please supplementally provide us with complete copies, including any amendments thereto, of the agreements identified below. For each agreement provide us with your analysis as to whether you are required to file the agreement as an exhibit to your registration statement pursuant to Item 601 of Regulation S-K.

   • The Limited Liability Company Agreement of Liquid Holdings Group, LLC. Please confirm in your response that this agreement is the same as the agreement referred to in Exhibit 2.15 as the "LHG Operating Agreement"; and
   • The Amended and Restated Limited Liability Company Agreement (the "LTI Operating Agreement") dated September 20, 2011, as amended effective September 29, 2012.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Glenn R. Pollner, Esq.
        Gibson, Dunn & Crutcher LLP